SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33088

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 27, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551- 8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 22, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551- 6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

PNC Advantage Funds [File No. 811-07850]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to PNC Treasury Plus Money Market Fund, a series of PNC Funds, and, on March 1, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $77,886.98 incurred in connection with the reorganization were paid by the investment adviser of the applicant and of the acquiring fund.

Filing Dates: The application was filed on April 10, 2018, and amended on April 25, 2018.

Applicant's Address: One East Pratt Street, 5th Floor, Baltimore, Maryland 21202.

Deutsche High Income Opportunities Fund, Inc. [File No. 811-21949]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 16, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $13,157 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on April 24, 2018.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary